UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

REUNION INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761312-10-7

(CUSIP Number)

January 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761312-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Master Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,343,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,343,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) PN, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,343,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) OO, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lampe, Conway & Co. LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,350,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,350,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) OO, IV

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LC Capital International LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,343,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,343,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) OO, IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven G. Lampe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,350,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,350,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard F. Conway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,350,500

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,350,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Reunion Industries, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 11 Stanwix Street, Suite 1400 Pittsburgh, Pennsylvania 15222

Item 2.
(a)

Name of Person Filing
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, this Schedule 13G is filed on behalf of each of the reporting persons indicated in Item 1 of each of the cover pages of this Schedule 13G.  The information required by this paragraph is set forth in Item 1 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

	(b)	Address of Principal Business Office or, if none, Residence The information required by this paragraph is set forth on Annex A attached hereto and is incorporated herein by reference.
	(c)	Citizenship The information required by this paragraph is set forth in Item 4 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”)
	(e)	CUSIP Number 761312-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The information required by this paragraph is set forth in Item 9 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.

LC Capital Master Fund, Ltd. (the “Master Fund”) has direct beneficial ownership of 93,000 shares of the Issuer’s Common Stock and owns currently exerciseable warrants to purchase 1,250,000 shares of Common Stock (all of the foregoing shares being collectively referred to herein as the “Master Fund Shares”).

LC Capital Partners, LP (“Partners”) may be deemed to control the Master Fund by virtue of Partners’ ownership of approximately 54.31% of the outstanding shares of the Master Fund.   Accordingly, Partners may be deemed to have a beneficial interest in the Master Fund Shares.  In addition, since LC Capital Advisors LLC (“Advisors”) is the sole general partner of Partners, Advisors may also be deemed to have a beneficial interest in the Master Fund Shares.  Each of Partners and Advisors disclaims beneficial ownership of the Master Fund Shares except to the extent of their respective beneficial interests, if any, therein.

Lampe, Conway & Co. LLC (“LC&C”) acts as investment manager to Partners, the Master Fund and a managed account (the “Managed Account”) pursuant to certain investment management agreements.  The Managed Account has direct beneficial ownership of 7,500 shares of Common Stock (the “Managed Account Shares” and, together with the Master Fund Shares, the “Shares”).  Since LC&C shares voting and dispositive power over the Shares by virtue of the aforementioned investment management agreements, LC&C may be deemed to have a beneficial interest in the Shares.  LC&C disclaims beneficial ownership of the Shares except to the extent of its beneficial interest, if any, therein.

LC Capital International LLC (“International”) acts as investment advisor to the Master Fund pursuant to an investment advisory agreement.  Since International shares voting and dispositive power over the Master Fund Shares by virtue of the aforementioned investment advisory agreement, International may be deemed to have a beneficial interest in the Master Fund Shares.  International disclaims beneficial ownership of the Master Fund Shares except to the extent of its beneficial interest, if any, therein.

Steven G. Lampe (“Lampe”) and Richard F. Conway (“Conway”) act as the sole managing members of each of Advisors, LC&C and International and each of Lampe and Conway may be deemed to control each such entity.  Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the Shares by virtue of Advisors’ indirect deemed control of the Master Fund, LC&C’s power to vote and/or dispose of the Shares and International’s power to vote and/or dispose of the Master Fund Shares.  Each of Lampe  and Conway disclaims beneficial ownership of the Shares except to the extent of their respective beneficial interests, if any, therein.
(b)

Percent of class:

The information required by this paragraph is set forth in Item 11 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  Such information is based upon the number of shares of Common Stock outstanding as of March 15, 2005 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 15, 2005.  The information in Item 4(a) above is incorporated herein by reference.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

The information required by this subparagraph is set forth in Item 5 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference

(ii)

Shared power to vote or to direct the vote

The information required by this subparagraph is set forth in Item 6 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

(iii)

Sole power to dispose or to direct the disposition of

The information required by this subparagraph is set forth in Item 7 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

(iv)

Shared power to dispose or to direct the disposition of

The information required by this subparagraph is set forth in Item 8 of each of the cover pages of this Schedule 13G and is incorporated herein by reference.  In addition, the information in Item 4(a) above is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Managed Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Managed Account Shares.  The Managed Account Shares do not constitute more than five percent of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The Master Fund directly acquired all of the Master Fund Shares beneficially owned by it and being reported on by Partners and Advisors.  Partners directly hold approximately 54.31% of the outstanding shares of the Master Fund and may be deemed to control the Master Fund.  Advisors is the sole general partner of Partners and may also be deemed to control the Master Fund.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2005	LC Capital Master Fund, Ltd.

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Director

Date: April 18, 2005	LC Capital Partners, LP

By: LC Capital Advisors LLC, its General Partner

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: April 18, 2005	LC Capital Advisors LLC

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: April 18, 2005	Lampe, Conway & Co. LLC

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: April 18, 2005	LC Capital International LLC

	By:	/s/ Richard F. Conway
Name: Richard F. Conway
Title: Managing Member

Date: April 18, 2005	/s/ Steven G. Lampe
Steven G. Lampe

Date April 18, 2005	/s/ Richard F. Conway
Richard F. Conway

Annex A

Address of Principal Business Office or, if none, Residence

LC Capital Master Fund, Ltd.

c/o Trident Fund Services (B.V.I.) Limited

P.O. Box 146

Waterfront Drive

Wickhams Cay

Road Town, Tortola

British Virgin Islands

LC Capital Partners, LP

680 Fifth Avenue, Suite 1202

New York, NY  10019

LC Capital Advisors LLC

680 Fifth Avenue, Suite 1202

New York, NY  10019

Lampe, Conway & Co. LLC

680 Fifth Avenue, Suite 1202

New York, NY  10019

LC Capital International LLC

680 Fifth Avenue, Suite 1202

New York, NY  10019

Steven G. Lampe

680 Fifth Avenue, Suite 1202

New York, NY  10019

Richard F. Conway

680 Fifth Avenue, Suite 1202

New York, NY  10019